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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                   Under the Securities Exchange Act of 1934

                               (Amendment No. 8)*

                       FIDELITY NATIONAL FINANCIAL, INC.
------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  316326-10-7
                                 --------------
                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement [ ]. ( A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





                               Page 1 of 5 Pages
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CUSIP No. 316326-10-7                13G                      Page 2 of 5 Pages


1.   NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     William P. Foley, II
     ###-##-####

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                          (a)  [ ]

                                                          (b)  [ ]

3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     UNITED STATES

AS OF                  5.    SOLE VOTING POWER
1/31/96
NUMBER OF
SHARES
BENEFICIALLY           6.    SHARED VOTING POWER
OWNED BY
EACH                         2,417,050.253
REPORTING
PERSON                 7.    SOLE DISPOSITIVE POWER
WITH
FIDELITY NATIONAL
FINANCIAL, INC.
                       8.    SHARED DISPOSITIVE POWER

                             2,417,050.253

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,417,050.253 + 641,454 shares in exercisable stock options

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES[ ]
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CUSIP No. 316326-10-7                13G                      Page 3 of 5 Pages


11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     Approximately 21.7% as of January 31, 1996 - based on 11,138,575 shares outstanding as of November 10, 1995 as stated in the Issuer's September 30, 1995 10-Q.

12.  TYPE OF REPORTING PERSON

     IN

Item 1.    (a)   Name of Issuer:
                       FIDELITY NATIONAL FINANCIAL, INC.

           (b)   Address of Issuer's Principal Executive Offices:
                       17911 Von Karman Avenue, Suite 500
                       Irvine, CA  92714

Item 2.    (a)   Name of Person Filing:
                       WILLIAM P. FOLEY, II

           (b)   Address of Principal Business Office, or, if none, Resident:
                       17911 Von Karman Avenue, Suite 500
                       Irvine, CA  92714

           (c)   Citizenship:
                       United States

           (d)   Title of Class of Securities:
                       Common Stock      $.0001 Par Value

           (e)   CUSIP Number:
                       316326-10-7

Item 3.    NOT APPLICABLE

Item 4.    Ownership:

           (a)   Amount Beneficially Owned:
                    2,417,050.253 + 641,454 shares in exercisable stock options

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CUSIP No. 316326-10-7                   13G                   Page 4 of 5 Pages

           (b)   Percent of Class:
                       Approximately 21.7% as of January 31, 1996

           (c)   Number of Shares as to which such person has:
                 (i)   Sole power to vote or to direct the vote:

                 (ii)  Shared power to vote or to direct the vote:
                             2,417,050.253

                 (iii) Sole power to dispose or to direct the disposition of:

Item 5.    Ownership of Five Percent or Less of a Class:

                 NOT APPLICABLE

Item 6. Ownership of more than than Five Percent on behalf of another person:

                 1,379,384 of the shares reported are owned by Folco Development Corporation, a corporation whose sole shareholders are Carol Johnson Foley and William P. Foley, II

Item 7. Identification and Classification of the Subsidiary which acquired the Security being reported on by the Parent Holding Company:

                 NOT APPLICABLE

Item 8.    Identification and Classification of member of the group:

                 NOT APPLICABLE

Item 9.    Notice of Dissolution of Group:

                 NOT APPLICABLE


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CUSIP No. 316326-10-7                   13G                   Page 5 of 5 Pages


Item 10.   Certification:

                 NOT APPLICABLE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                  February 2, 1996
                                         ------------------------------------
                                                        Date

                                            /s/  WILLIAM P. FOLEY, II
                                         ------------------------------------
                                                      Signature

                                                 William P. Foley, II
                                                 Chairman of the Board
                                                 Chief Executive Officer